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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AVANT IMMUNOTHERAPEUTICS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

119 FOURTH AVENUE
Address of Principal Executive Office (Street and Number)

NEEDHAM, MASSACHUSETTS 02494
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AVANT Immunotherapeutics, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the three months ended March 31, 2008 without unreasonable effort or expense.  The principal reason for the delay in filing the Quarterly Report on Form 10-Q is the recently completed merger between a wholly-owned subsidiary of the Company and Celldex Therapeutics, Inc. (which closed on March 7, 2008). Additional time is needed for Celldex and the Company to compile and complete all necessary financial information for the first combined period.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Avery W. Catlin	(781)	433-0771
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in its Current Report on Form 8-K filed on March 11, 2008, effective on March 7, 2008, the Registrant announced it had closed the merger pursuant to the Agreement and Plan of Merger dated October 19, 2007 (the “Merger”) by and among AVANT, Callisto Merger Corporation (“Merger Sub”), a wholly owned subsidiary of AVANT, and Celldex Therapeutics, Inc. (“Celldex”). Pursuant to the terms of the merger agreement, Merger Sub merged with and into Celldex, with Celldex as the surviving company and a wholly-owned subsidiary of AVANT. The total value of the transaction is approximately $75 million. Although the Registrant was the surviving legal entity in the Merger, the transaction is accounted for as a reverse merger with Celldex deemed as the accounting acquirer. Consequently, Celldex’s historical results will be carried forward and the Registrant’s operations will be included in the financial statements commencing on the effective date of the Merger. Accordingly, the Registrant expects that the amounts of revenue, net profit, assets, liabilities and shareholder’s equity will differ significantly from the results of operations reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2007 as a result of such reverse merger accounting. Based upon preliminary results, the Registrant currently expects that its net loss for the three months ended March 31, 2008 will increase substantially when compared to the prior year period and will include a significant one-time charge for purchased in-process research and development. Except as set forth herein, the Registrant is unable to provide an accurate quantitative estimate of the results for the quarter ended March 31, 2008 and 2007, as it has not yet completed the information necessary to provide such an estimate.

AVANT IMMUNOTHERAPEUTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

AVANT IMMUNOTHERAPEUTICS, INC.

Date	May 9, 2008	By	/s/ Avery W. Catlin
Avery W. Catlin
Senior Vice President, Chief Financial Officer
and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).